SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

December 8, 2023

CONFIDENTIAL

Claire DeLabar

Robert Littlepage

Austin Pattan

Larry Spirgel

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile-health Network Solutions
Amendment No. 4 to Draft Registration Statement on Form F-1
Confidentially Submitted November 27, 2023
CIK No. 0001976695

Dear Ms. DeLabar, Mr. Littlepage, Mr. Pattan and Mr. Spirgel,

On behalf of our client, Mobile-health Network Solutions (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 6, 2023 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on November 27, 2023 (the “Amendment No. 4 to Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 5 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 5 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*

Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K., Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

Form DRS/A filed November 27, 2023

Business

Seek merger and acquisition opportunities and partnerships to add scale and diversify our business through new capabilities and services, page 77

1.	Please expand the disclosure to state whether there are any agreements in place for acquisitions at the current time.

Please refer to page 77 of the Amendment No. 5 to the Draft Registration Statement. As at the date of the prospectus, the Company has not entered into any agreements in relation to the acquisition of any new business.

Financial Statements

Note 15. Subsequent Events, page F-26

2.	We note your revised disclosure in MD&A regarding your accounting policy for stock compensation beginning on page 57. We continue to believe that your accounting policy for determining the fair value of the Class A Ordinary Shares on the grant date, the aggregate fair value of the options on the grant date, and the accounting treatment to be afforded to the vesting of the options upon the IPO should be disclosed in the financial statements as a material subsequent event due to the material amount of compensation expense to be recognized when the options granted on August 1, 2023 for 3,738 Class A Ordinary Shares with an exercise price of $1 per share vest immediately upon the effectiveness of the IPO. Please revise to include the expanded disclosure.

Please refer to page F-14 of the Amendment No. 5 to the Draft Registration Statement for the updated accounting policy and accounting treatment.

***

If you have any questions regarding the Amendment No. 4 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Teoh Pui Pui, Chairman of the Board of Directors, Co-Chief Executive Officer and Chief Operating Officer
Siaw Tung Yeng, Director and Co-Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Sundra Zhao, Partner, Simon & Edward, LLP